

June 29, 2010

Kevin W. Laudenslager
Chief Financial Officer
Mid Penn Bancorp, Inc.
349 Union Street
Millersburg, Pennsylvania 17061

> **Re: Mid Penn Bancorp, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Form 10-Q for the fiscal quarter ended March 31, 2010**
> **File No. 001-13677**

Dear Mr. Laudenslager:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009
Management's Discussion and Analysis of Financial Condition and Results of Operations
General

1. We note your quantification relating to certain negative trends experienced within your loan portfolio in recent periods– in particular, the significant increase in the provision for loan losses and the portion of this attributed to commercial and real estate construction lending. We also note that you have significantly increased these types of lending.   In future filings, please consider addressing management's decision to increase or decrease lending to certain segments.   In addition, please consider including more disclosure regarding trends specific to your market area that may arise from dependence on any particular type of employment, unemployment and income levels, occupancy rates, real estate values and population trends.

Page 2

Loans, page 24

2. We note that approximately 70% of your loan portfolio consisted of commercial and commercial real estate loans at December 31, 2009. Given the relatively high level of credit risk typically associated with these types of lending products, please tell us and consider revising future filings to disclose the following information to the extent that you have a significant amount of construction loans with interest reserves:

    •   The amount of interest reserves recognized during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing;

    •   Your policy for recognizing interest income on these loans;

    •   How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest;

    •   Whether you have extended, renewed or restructured terms of the related loans and the reasons for the changes;

    •   Your underwriting process for these loans and any specific differences as compared to loans without interest reserves; and

    •   Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming.

3. Please tell us and consider revising your future filings to disclose whether you have performed any commercial real estate or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with and revise your future filings to disclose the following:

    •   Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

    •   Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

    •   Discuss the general terms of the new loans and how the A note and B note differ; particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

    •   Clarify whether the B note is immediately charged-off upon restructuring.

- Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your non-accrual evaluation and how you consider the borrower's payment performance prior to the modification.

- Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

4. Please tell us, and consider revising future filings to disclose, whether you have noticed an increase in any loan categories such as commercial loans or any other applicable loans, such as construction loans, that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, please provide us with the following information and consider enhancing your disclosure in future filings accordingly:

- The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

- To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

- In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

- How you evaluate the guarantor's reputation and willingness to work with you and how this translates into your determination of the ultimate provision or charge-off recorded;

- How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee;

- Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees; and

- When the impaired loan is carried at a value that is in excess of the appraised value due to the guarantee from the borrower, address in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 8: Allowance for Loan and Lease Losses, page 48

5. We note the substantial increase in charge-offs during the year ended December 31, 2009, and in particular during the fourth quarter of 2009. We also note the significant decrease in your ratio of allowance for loan losses to non-performing loans from 132.20% at December 31, 2008 to 36.53% at March 31, 2010. In order to provide more transparent disclosure surrounding your accounting policy for charge-offs and the impact that charge-offs may have had on certain asset quality ratios, please tell us and revise future filings to disclose the following:

    •   Your charge-off policy for each type of loan and whether you have revised these policies;

    •   The triggering events or other facts and circumstances that impacted your decision to charge-off all of a loan or a portion of a loan as compared to recording a specific or general reserve;

    •   How partial charge-offs on non-performing loans impact the coverage ratio (ratio of allowance for loan losses to non-performing loans) and other credit loss statistics and trends. For example, please consider disclosing the following information / ratios:

        o   The amount of non-performing and impaired loans for which you have recorded partial charge-offs;

        o   The ratio of non-performing loans for which you have recorded partial charge-offs to total loans;

        o   The ratio of non-performing loans for which you have recorded partial charge-offs to total non-performing loans;

        o   The charge-off rate for non-performing loans for which you have recorded partial charge-offs;

        o   The coverage ratio net of non-performing loans for which you have recorded a partial charge-off; and

        o   The ratio of the total allowance divided by (total loans less non-performing loans for which you have recorded partial charged-offs).

    To the extent you have a significant amount of impaired loans with no valuation allowance required for which partial charge-offs have not been recognized, please clarify how you measured impairment on these loans and reconcile the significant deterioration in real estate values in your primary market area with your impairment conclusions.

Impaired loans, page 48

6. We note your disclosures on pages 27 and 52 of the December 31, 2009 Form 10-K describing your methodology for measuring loans for impairment and your disclosure on page 21 of the March 31, 2010 Form 10-Q that you had approximately $8.0 million of impaired loans with a specific valuation allowance of $2.4 million and $10.2 million in impaired loans without specific valuation allowances at March 31, 2010. Please provide us with the following information and revise your future filings accordingly:

- The amount and / or percentage of loans that were considered collateral dependent;

- The amount of loans measured using *each* of the methodologies described on pages 27 and 52 of the December 31, 2009 Form 10-K (i.e., customized collateral value discounting analysis vs. appraisals performed by independent licensed appraisers) or any other methodologies (e.g., present value of expected cash flows discounted at the loan's effective interest rate, loan's observable market price, etc);

- As it relates to collateral dependent loans, a comprehensive discussion of the methods used to estimate the fair value, including an in-depth discussion that bridges the gap between your disclosure on page 27, which states that the fair value of the impaired loans is based primarily upon the fair value of the underlying collateral using Level 3 inputs comprised of customized collateral value discounting analyses" and that on page 52, the fair value of the collateral is determined through appraisals performed by independent licensed appraisers". When describing the appraisal process, please address how often you obtain updated appraisals for your collateral and in the event you use automated valuation methodologies, procedures you perform to validate the results of these valuation methodologies in the event they are not based on current appraisal data;

- The approximate amount or percentage of impaired loans for which the Company relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;

- The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

- In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so,

> please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

- How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);

- In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

- For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

In the event these policies vary by loan type, please consider providing disaggregated disclosures to explain your policy for measuring impairment. In addition, please provide similarly enhanced disclosure in your fair value footnote as it relates to these assets that are measured at fair value on a nonrecurring basis.

Note 11 – Short-term Borrowings, page 49

7. Please tell us, and revise future filings to disclose, whether you account for your repurchase agreements as collateralized financing transactions or sales. For those repurchase agreements accounted for as sales, please quantify the amount of qualifying for sales accounting at each quarterly balance sheet date for each of the past three years as well as the average quarterly balance of repurchase agreements qualifying for sales accounting for each of the past three years. In addition, if applicable, please provide a detailed analysis supporting your use of sales accounting and describe the business reasons for structuring any repurchase agreements as sales transactions versus collateralized financings. To the extent the amounts accounted for as sales transactions have varied over the past three years, discuss the reasons for quarterly changes in the amounts qualifying for sales accounting.

Signature Page

8. Please note the signature requirements for Form 10-K. The principal accounting officer or the person serving in that capacity must be identified.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen at (202) 551-3697 or John P. Nolan, Senior Assistant Chief Accountant at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon at (202) 551-3421 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Senior Attorney Advisor

cc: Kevin W. Laudenslager
    FAX number 717-692-4861